modbook inc

Modbook Inc
2017 Crowdfunding Campaign



In-depth: Apple

August 2017

wefunder.com/modbook

modbook inc

Legal Disclaimer

All statements in this presentation, other than those of historical fact, are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of the Company. These risks and uncertainties include, but are not restricted to, the need for adequate financing for future acquisitions and growth efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

modbook inc

Apple's Business Strategy Creates Our Niche

Today's business model, by design, excludes pen-enabled Mac computers

- Apple success based on distinctive, sharply delineated operating system & hardware focus
- Apple's solution for creative professionals looking for Pen, Power & Portability (*"buy all"*):


Mac
mac
OS
iCloud
iOS
iPad

keyboard + mouse *connectivity* *touch + pen*

Hard-coded into Apple by Steve Jobs

- Returned to Apple in 1996
- Transformed a floundering Apple into one of the most valuable companies on the planet
- Bringing laser-like focus to every fibre of Apple's corporate being (= antithetical to serving niches)

modbook inc

1996 – Apple In Jeopardy

Display
- ColorSync 20
- ColorSync 17
- 850 AV
- 850
- 750 AV
- 750

Workgroup Server
- 7550
- 9550
- 8550

Network Server
- 500
- 700

PowerBook
- 1400
- 5x00
- 3x00

PowerBook Duo
- 2x00

LaserWriter
- Select
- Pro
- Color

StyleWriter
- Portable
- 1500
- 2500
- 4500
- 6500

Power Macintosh
- 6500
- 7300
- 8600
- 9600

OneScanner
- 1200/30

Performa
- 4400
- 5300
- 5400
- 6400

QuickTake
- 150
- 200

Newton
- eMate 300
- MessagePad

modbook inc

Steve Jobs Return, Re-writes Apple's DNA

Operating Systems
~~3x~~
1x

User Interface Audiences
~~3x~~
1x

"Focusing is about saying No"

Steve Jobs, 1996

®

5x
~~12x~~
Hardware Families

5x
~~36x~~
Hardware Base Models

modbook inc

Dual-Platform Strategy Creates Modbook's Niche

iOS tablets (iPads)





macOS computers (Macs)



Creative Professionals

in need of

Pen, Power, and Portability

"We feel strongly that customers are not really looking for a converged Mac and iPad"

Tim Cook

CEO Apple Inc.

modbook inc

Apple's Dual-Platform Strategy Wildly Successful

iOS tablets (iPads)



45 million users

$21 billion revenues

(not including 130m iPhones)





macOS computers (Macs)

18 million users

$23 billion revenues

All numbers and projections are opinions based on annual financial statements & industry reports

modbook inc

Apple's Success Maintains Modbook Niche Market

Modbook market niche too small for Apple

- 2016, all Apple business segments: $275 Billion revenues
- 2016, Modbook target market: $1.8 Billion revenues *(= 2/3 of 1% of Apple)*
- 2016, Apple exits $11.3 Billion global computer monitor market *(= 6x Modbook market)*
- Apple rumored to prepare entry into $900 Billion global car market *(= 486x Modbook market)*

Apple hard-wired to stay out of Modbook's niche

- Creating a macOS-based pen tablet requires abandoning current two platform strategy
- Entering niche markets like Modbook's = return to 1996

modbook inc

Apple Protects Its Business, And Our Niche

Apple

...doesn't license macOS (or any other)


Desktop
Laptop
mac OS
iPad
iOS
Modbook
mac OS

PC Manufacturers

wacom, hp, Microsoft, SAMSUNG, DELL

Desktops, Laptops and Tablets



Windows *Android* *Other*

...but can't create macOS computers

modbook inc

For additional information, or to make an investment

Visit our offering page here: wefunder.com/modbook

modbook inc

Thank You.